March 6, 2014

Via Electronic Transmission

U. S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Via Electronic Transmission

Re:	Pacific Select Fund - Proxy Statement on Schedule 14A for Cash Management Portfolio
File Nos. 033-13954 and 811-05141

Dear Ms. Skeens:

This letter is in response to oral comments you provided telephonically, on behalf of the SEC staff, on December 19, 2013, regarding the preliminary proxy statement on Schedule 14A filed by Pacific Select Fund (the “Trust”). Capitalized terms not otherwise defined herein shall have the meanings given to them in the preliminary proxy statement. The changes and revisions noted below will be incorporated in the definitive proxy statement that the Trust will file with the SEC.

1.	Comment: Please confirm that, in the Voting Rights section, the number of outstanding shares at the close of business on December 31, 2013, the Record Date, will be included in the definitive proxy statement.

Response: The number of shares outstanding on the Record Date will be included in the definitive proxy statement.

2.	Comment: Please include the usual Tandy representations in your response letter.

Response: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

3.	Comment: Add a representation in the proxy statement that the Substitution will not cause an increase in contract fees and charges to Contract Owners after the Substitution or explain why that condition does not apply under Section 26 (c) of the 1940 Act.

Response: A sentence has been added to the proxy statement to clarify that the Substitution would not cause an increase in contract fees and charges to Contract Owners after the Substitution.

4.	Comment: In the Effect of the Plan of Substitution section, please clarify that the Contract Owner’s value before and after the substitution is equal. The language seems confusing on this point.

Response: The language has been revised to more clearly state that Contract Owners will receive shares of the Replacement Portfolio with the same value as the value of shares of the Cash Management Portfolio held immediately prior to the Substitution.

5.	Comment: In the Transfers out of the Liquidating Portfolio section, please add a sentence to confirm that Pacific Life will provide a notice to Shareholders regarding their rights to transfer to other investment options.

Response: The proxy statement has been revised accordingly. Pacific Life has already issued a supplement to Contract Owners advising them of their rights to transfer to other investment options.

6.	Comment: Please clarify, throughout the proxy statement and accompanying materials, which class of the Liquidating Portfolio the proxy statement relates to or respond to this comment in your response letter.

Response: Although there are two registered classes of shares of the Cash Management Portfolio, Pacific Life Insurance Company (“PLIC”) is the sole shareholder of Class P shares and has agreed to vote its Class P shares in the same proportion as votes cast by all of its Separate Accounts in the aggregate. Contract Owners can only have an interest in Class I shares. Therefore, we believe it would be confusing to continually reference Class I shares of the Cash Management Portfolio throughout the proxy statement. Language has been added in the Voting Rights section of the proxy statement to acknowledge that PLIC holds Class P shares and will vote its Class P shares in the same proportion as votes cast by all of its Separate Accounts in the aggregate.

7.	Comment: Please confirm that PLFA will not recoup any amounts waived or reimbursed prior to the liquidation.

Response: PLFA will not recoup any amounts previously waived or reimbursed prior to the liquidation.

8.	Comment: Please tie out the Reasons for the Liquidation section with the Approval of the Liquidation section.

Response: The Approval of the Liquidation and Reasons for the Liquidation sections have been revised to clarify the rationale for the Board’s approval of the liquidation.

9.	Comment: In the Rationale for Selection of the Replacement Portfolio section, please discuss the reason for selecting a portfolio that underperformed its benchmark or provide an explanation in your response letter.

Response: The Replacement Portfolio does not have a benchmark; however, the proxy statement shows the performance of the Replacement Portfolio compared to the performance of the Liquidating Portfolio and the Liquidating Portfolio’s benchmark. While the Replacement Portfolio has underperformed the BofA Merrill Lynch U.S. 3-Month Treasury Bill Index (the “Index”) for the past three calendar years, it outperformed the Index over longer-term periods, including the five and ten-year periods ended December 31, 2013. Additional information regarding Pacific Life’s rationale for selecting the Replacement Portfolio has been added to the proxy statement.

10.	Comment: In the Rationale for Selection of the Replacement Portfolio section, the proxy statement states that the Replacement Portfolio seeks to maintain a stable net asset value of $1 per share and that the Cash Management Portfolio does not seek to maintain a stable net asset value of $1 per share. Please explain what this means to an investor.

Response: The Rationale for Selection of the Replacement Portfolio section has been revised to describe what maintaining a stable net asset value of $1 versus not doing so means to an investor.

11.	Comment: The Comparison of Fees, Expenses, Investment Goals and Main Investments and Risks section discloses that the Distribution and/or Service Fees for the Fidelity Portfolio are up to 10 basis points. Please explain that the Replacement Portfolio is authorized to charge a service fee of up to 25 basis points.

Response: The proxy statement has been revised accordingly.

12.	Comment: In the caption titled Expenses of the Liquidation and Substitution paid by the Adviser, please delete “paid by the Adviser” since the sentence below the caption indicates what the Adviser will pay and there are certain expenses that may not be paid by the Adviser.

Response: The caption has been revised accordingly.

13.	Comment: Explain supplementally whether there will be any assets transferred in kind in connection with the Substitution.

Response: There will be no transfers in kind in connection with the Substitution. The Cash Management Portfolio will be liquidated and the cash will be used to purchase shares of the Replacement Portfolio.

14.	Comment: In the Potential Benefits to Adviser and its affiliates section, please clarify whether the “up to 10 basis points” Pacific Life and affiliates will be paid are in addition to the 10 basis point service fees which the Fidelity Portfolio pays to broker/dealers.

Response: The proxy statement has been revised to clarify that the “up to 10 basis points” fee that Pacific Life and its affiliates will be paid is paid by the Replacement Portfolio’s distributor pursuant to the Replacement Portfolio’s Distribution and Service Plan.

15.	Comment: Please update the bar chart and other information about the Liquidating Portfolio and Replacement Portfolio to include information as of a more recent date.

Response: The bar chart and other information about the Liquidating Portfolio and Replacement Portfolio have been updated to include information through December 31, 2013, as indicated.

16.	Comment: In the Voting Rights section, please disclose that, as a result of proportional voting, a small number of Contract Owners may determine the outcome of a matter subject to shareholder vote.

Response: The proxy statement has been revised accordingly.

17.	Comment: On the proxy card, please clarify or explain supplementally the statement “…and in the discretion of Pacific Life and PL&A…” and whether Pacific Life and PL&A are properly referenced there.

Response: The Notice of Special Meeting of Shareholders of the Cash Management Portfolio states that there are two purposes for the meeting:
(1)	To approve a Plan of Substitution providing for shares of the Cash Management Portfolio to be substituted with Service Class shares of the Fidelity Variable Insurance Products Money Market Portfolio, and
(2)	To transaction such other business that may properly come before the Meeting, or any adjournment(s) or postponement(s) thereof, in the discretion of the proxies or their substitutes.

The proxy card states that “The undersigned owner…, hereby instructs Pacific Life and PL&A … to vote the shares of the Cash Management Portfolio of the Pacific Select Fund (the “Trust”) attributable to his or her variable contract at the special meeting … and at any adjournment thereof, as indicated, with respect to the matters referred to in the proxy statement for the meeting, and in the discretion of Pacific Life and PL&A upon such other matters as may properly come before the Meeting or any adjournment thereof…” [Emphasis added].

Contract Owners, through this proxy voting instruction, are authorizing Pacific Life and PL&A to vote their interests in the Separate Accounts in accordance with Contract Owner instructions regarding the substitution. Since there will a shareholder meeting, it is possible that other matters may be properly brought before the Board of Trustees of the Trust. Such potential action is referenced in paragraph (2) in the Meeting Notice (see above). In such instance, this proxy card would authorize Pacific Life and PL&A to vote on such other matters in their discretion, consistent with applicable regulatory requirements. Providing such authorization is common in proxies. To help clarify the sentence, the phrase noted above has been moved to the end of that sentence and the two authorizations are now numbered to clarify the proxy’s authorization.

Sincerely,

/s/ Robin S. Yonis